United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				93,453,421	1.87%	1.87%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Santander CCVM S.A	Buy	05/30/22	649,300	86.82629	56,376,308.00
Shares	VALE3	Santander CCVM S.A	Buy	05/31/22	640,400	85.89647	55,008,102.00
Shares	VALE3	Santander CCVM S.A	Buy	06/01/22	647,200	87.60865	56,700,317.00
Shares	VALE3	Santander CCVM S.A	Buy	06/02/22	643,300	89.79206	57,763,233.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/03/22	681,000	88.98648	60,599,793.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/06/22	666,700	89.12936	59,422,543.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/07/22	712,500	90.18906	64,259,704.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/08/22	1,931,400	88.09181	170,140,517.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/09/22	1,935,000	85.03471	164,542,160.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/10/22	302,800	83.86757	25,395,099.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/13/22	2,084,500	81.55841	170,008,507.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/14/22	2,164,200	81.46146	176,298,896.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/15/22	2,272,100	82.60599	187,689,071.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/20/22	1,431,800	75.40416	107,963,675.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/21/22	865,800	76.70463	66,410,870.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/22/22	624,200	74.72997	46,646,445.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	06/23/22	1,128,700	74.04375	83,573,181.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/24/22	1,819,900	74.07097	134,801,766.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/27/22	2,500,000	77.74643	194,366,073.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/28/22	3,470,000	79.36829	275,407,972.00
Shares	VALE3	-	Transfer of ADS´s	06/30/22	98,000,000	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				218,624,221	4.37%	4.37%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Transfer from Vale Holdings B.V.	06/21/22	18,853,820	-	-
ADS	VALE	J.P. Morgan Securities Inc.	Transfer from Vale Holdings B.V.	06/21/22	48,666,480	-	-
ADS	VALE	J.P. Morgan Securities Inc.	Transfer from Vale Holdings B.V.	06/28/22	30,479,700	-	-
ADS	VALE	-	Cancellation of ADS´s	06/30/22	98,000,000	-	-

Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2022

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89,138,483	1.78%	1.78%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89,138,483	1.78%	1.78%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				164,868,684	3.30%	3.30%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	05/27/22	523,600	17.97599	44,645,963.48
ADS	VALE	XP Investments US	Buy	05/31/22	750,000	18.07739	64,114,610.60
ADS	VALE	XP Investments US	Buy	06/01/22	523,258	18.26308	45,645,681.95
ADS	VALE	XP Investments US	Buy	06/02/22	550,900	18.71884	49,373,833.23
ADS	VALE	XP Investments US	Buy	06/03/22	706,625	18.51767	62,750,673.24
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/06/22	733,151	18.56144	65,100,944.61
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/07/22	556,240	18.46563	50,236,004.27
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/08/22	1,500,000	18.01046	131,596,108.32
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/09/22	1,700,000	17.31600	144,098,008.52
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/10/22	305,838	16.79483	25,598,241.47
ADS	VALE	XP Investments US	Buy	06/13/22	3,330,443	15.90822	270,380,160.54
ADS	VALE	XP Investments US	Buy	06/14/22	2,410,500	15.84434	195,558,535.56
ADS	VALE	XP Investments US	Buy	06/15/22	2,542,587	16.16007	210,039,708.22
ADS	VALE	XP Investments US	Buy	06/17/22	2,924,520	14.92940	224,039,319.13
ADS	VALE	Bradesco Securities Inc	Buy	06/21/22	960,000	14.88907	73,557,271.30
ADS	VALE	XP Investments US	Transfer to Vale S.A.	06/21/22	18,853,820	-	-
ADS	VALE	J.P. Morgan Securities Inc.	Transfer to Vale S.A.	06/21/22	48,666,480	-	-
ADS	VALE	Bradesco Securities Inc	Buy	06/22/22	629,022	14.51014	47,013,280.57
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/23/22	1,000,000	14.11336	73,153,791.17
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/24/22	4,000,000	14.11195	295,413,913.22
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/27/22	2,500,000	14.85483	193,907,458.87
ADS	VALE	J.P. Morgan Securities Inc.	Buy	06/28/22	5,000,000	15.09454	393,808,986.25
ADS	VALE	J.P. Morgan Securities Inc.	Transfer to Vale S.A.	06/28/22	30,479,700	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				100,015,368	2.00%	2.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 11, 2022		Head of Investor Relations